Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BANK OF GRANITE CORPORATION

FIRST. The name of the corporation is Bank of Granite Corporation (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, in the County of Kent, Zip Code 19904. The name of the Corporation’s registered agent at such address is National Registered Agents, Inc.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH. 1. Common Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 100 shares of Common Stock, par value $1.00 per share (the “Common Stock”). All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges.

2. Voting Rights. The holders of Common Stock will be entitled to one vote per share on all matters to be voted on by the Corporation’s stockholders, except as otherwise required by law. There shall be no cumulative voting.

3. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefore as and when determined by the Board of Directors, subject to any provision of this Certificate of Incorporation, as it may be amended from time to time.

4. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock shall be entitled to share, ratably according to the number of shares of Common Stock held by them, in the remaining assets of the Corporation available for distribution to its stockholders.

FIFTH. To the fullest extent permitted by the DGCL as the same now exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duties as a director. Any repeal or modification of this Article Fifth shall not adversely affect any right or protection of a director existing at the time of such repeal or modification.

SIXTH. The Board of Directors, acting by majority vote, is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH. To the fullest extent permitted by the General Corporation Law of Delaware, as the same exists or may hereafter be amended, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this section by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification. In the event any litigation is brought against a director of the Corporation, authorization is hereby made to advance all expenses needed by the director to defend the lawsuit. There shall be no obligation to repay the expenses forwarded, unless it shall be ultimately determined by the corporation that the director shall not be entitled to indemnification.

EIGHTH. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are subject to this reservation.